March 11, 2011

VIA EDGAR AND EMAIL

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Comerica Incorporated

Registration Statement on Form S-4

Filed February 11, 2011

File No. 333-172211

Dear Mr. Clampitt:

Set forth below are responses of Comerica Incorporated (“Comerica”) to the comments of the Staff of the Division of Corporation Finance (the “Staff”) that were set forth in your letter dated March 3, 2011 regarding Comerica’s Registration Statement on Form S-4 (the “Registration Statement”). In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”), and we are furnishing to the Staff supplementally six courtesy copies of such Amendment No. 1, marked to show changes from the Registration Statement as filed on February 11, 2011.

The Staff’s comments, indicated in bold, are followed by corresponding responses on behalf of Comerica. All references to page numbers in Comerica’s responses are to the pages in the marked version of Amendment No. 1.

General

1.	Please note that both Comerica and Sterling will be required to include 2010 compensation information to the extent that this information is not included in their 2010 Form 10-Ks and incorporated by reference into your next amendment.

In response to the Staff’s comment, we advise the Staff that 2010 compensation information with respect to Sterling will be included in a Form 10-K/A filed by Sterling prior to April 30, 2011. We advise the Staff that the 2010 compensation information with respect to Comerica will be included in Comerica’s definitive proxy statement with respect to its Annual Meeting of Shareholders, to be held on April 26, 2011, and incorporated by reference into Comerica’s Form 10-K. Comerica filed its preliminary proxy statement on March 4, 2011, and we expect that Comerica’s definitive proxy statement, or a Form 10-K/A in lieu of such definitive proxy statement, will be filed prior to April 30, 2011.

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

Prospectus cover page

2.	Revise to disclose the maximum number of shares and warrants to be issued.

In response to the Staff’s comment, the cover page of the proxy statement/prospectus has been revised.

Sterling will Hold its Special Meeting…, page 6

3.	We note your disclosure that Comerica will own a certain amount of shares of Sterling common stock as of the record date. Please tell us how many shares are currently held by Comerica and the percentage represented.

In response to the Staff’s comment, the disclosure on pages 6-7 and 21 of Amendment No. 1 has been revised.

Sterling’s Officers and Directors Have Financial Interests in the Merger…, page 7

4.	Please revise to delete “may” from the first sentence of this section. In addition, disclose the aggregate dollar value of their interest in options and phantom units and the current weighted average vesting percentage. Finally, briefly discuss all changes to their employment, severance, deferred compensation, change of control and any other agreements as a result of the merger as well as any made in the last year. The changes in the last year should also be disclosed in the section, “Employment Contract….” beginning on page 42.

In response to the Staff’s comment, the disclosure on pages 7 and 43 of Amendment No. 1 has been revised. We additionally advise the Staff that the employment agreement for Mr. Bridgwater was filed by Sterling on July 12, 2010 as an exhibit to Form 8-K and the technical amendments to the individual severance and non-compete agreements in connection with Section 409A of the Internal Revenue Code of 1986, as amended, were not material and Sterling was not required to disclose such amendments.

Information About the Companies, page 9

5.	Revise to provide the number of employees of Comerica.

In response to the Staff’s comment, the disclosure on pages 10 and 24 of Amendment No. 1 has been revised.

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

Comparative Per Share Data, page 14

6.	Revise to add the market value data as required by Item 3(g) of Form S-4.

In response to the Staff’s comment, the disclosure on page 13 of Amendment No. 1 has been revised.

Risk Factors, page 16

7.	Some of your risk factors make statements regarding your ability to provide assurances that a given event might happen. Please revise this section to eliminate this type of language. The point of a particular risk factor is to discuss a material risk and explain the likelihood of the risk impacting an investment in your securities, not your ability to provide assurances.

In response to the Staff’s comment, the disclosure on page 15 of Amendment No. 1 has been revised.

The Merger

Background of the Merger, page 27

8.	Revise to provide more information regarding the communications with TAC Capital LLC, including a brief summary of any discussions with this entity prior to their announcement of their intention to nominate directors and the current status of their intended nominations.

In response to the Staff’s comment, the disclosure on pages 26 and 27 of Amendment No. 1 has been revised.

9.	We note your disclosure on pages 28-29 that five banking institutions submitted written preliminary proposals but that the board determined to only permit three of these institutions to continue to pursue a potential transaction. Please revise to explain why the two other banking institutions were removed from consideration.

In response to the Staff’s comment, the disclosure on page 28 of Amendment No. 1 has been revised.

10.	Revise the third full paragraph on page 29 to more fully describe the terms of the proposals of the two other banking institutions.

In response to the Staff’s comment, the disclosure on page 28 of Amendment No. 1 has been revised.

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

Sterling’s Reasons for the Merger…, page 30

11.	Separate the factors considered by Sterling’s board of directors into positive and negative factors, and please tell us whether the Sterling board of directors considered as a negative factor the fact that holders of Sterling common stock are not entitled to any dissenters’ rights of appraisal in connection with the merger.

In response to the Staff’s comment, the disclosure on page 31 of Amendment No. 1 has been revised.

Interests of Sterling’s Directors and Executive Officers in the Merger

Awards under Sterling’s Amended and Restated 2003 Stock Incentive and Compensation Plan, page 40

12.	Please fill in the information in the second and fourth columns in the table on page 41.

In response to the Staff’s comment, the disclosure on page 41 of Amendment No. 1 has been revised.

Employment Contract, Letter Agreement and Change of Control Agreements, page 41

13.	We note your disclosure that Mr. Bridgwater entered into a letter agreement with Comerica. Please file this agreement as an exhibit to the registration statement.

In response to the Staff’s comment, we advise the Staff that Mr. Bridgwater is not, and upon completion of the Merger will not be, a director or executive officer of Comerica and that Mr. Bridgwater’s letter agreement is not material to Comerica in amount or significance. We respectfully submit that Comerica does not believe that it is required pursuant to Item 601 of Regulation S-K to file Mr. Bridgwater’s letter agreement as an exhibit to the registration statement, but is supplementally providing the letter agreement to the Staff with this letter.

14.	Revise your disclosure in the first paragraph to state whether either Comerica or Sterling intend to present any of Sterling’s other executive officers with proposed terms for continuing employment in a similar or different capacity following the merger. In addition, revise the next sentence to state which Sterling executive officers will have the right to elect to terminate their employment in connection with completion of the merger.

In response to the Staff’s comment, the disclosure on pages 41-42 of Amendment No. 1 has been revised. We additionally advise the Staff that the right of any Sterling executive officer to elect to terminate employment in connection with the completion of the merger is dependent upon whether such executive officer has “good reason” for such termination pursuant to the applicable severance/non-compete agreement. Prior to completion of the merger, neither Comerica nor Sterling is able to predict whether any Sterling executive officer will have the right to elect termination.

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

Letter Agreement between J. Downey Bridgwater and Comerica, page 42

15.	Revise to explain which benefits from Mr. Bridgwater’s employment agreement with Sterling will continue under the Comerica agreement.

In response to the Staff’s comment, the disclosure on page 42 of Amendment No. 1 has been revised.

Severance and Non-Compete Agreements, page 42

16.	Please confirm that you have filed on Edgar the severance and non-compete agreement between Sterling and Michelle Mahfouz.

The severance and non-compete agreement between Sterling and Michelle Mahfouz is substantially in the form of the Form of Severance and Non-Competition Agreement filed as Exhibit 10.2 to Sterling’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004. In response to the Staff’s comment, we advise the Staff that Sterling will file the severance and non-compete agreement between Sterling and Michelle Mahfouz as an exhibit to Sterling’s Form 10-K/A that will be filed prior to April 30, 2011 and incorporated by reference into the Registration Statement.

17.	Please revise to add a note that provides more explanation as to the “Club Membership” column in the table on page 43.

In response to the Staff’s comment, the disclosure on page 44 of Amendment No. 1 has been revised.

Sterling Transition/Retention Agreements, page 43

18.	Revise to present the information disclosed in the third paragraph of this section in tabular format.

In response to the Staff’s comment, the disclosure on page 45 of Amendment No. 1 has been revised.

Litigation Relating to the Merger, page 45

19.	Revise to more fully describe the claims asserted in the pending complaints.

In response to the Staff’s comment, the disclosure on page 47 of Amendment No. 1 has been revised.

Michael Clampitt, Senior Attorney

Division of Corporation Finance

Securities and Exchange Commission

March 11, 2011

Comparison of Shareholders’ Rights, page 69

20.	You may not qualify this discussion by reference to the actual statutes and regulations. Revise to eliminate the qualification and indicate that all material information is discussed.

In response to the Staff’s comment, the disclosure on page 71 of Amendment No. 1 has been revised.

Legal Matters, page 78

21.	Revise to disclose the addresses of counsel as required by Paragraph 23 of Schedule A to the Securities Act.

In response to the Staff’s comment, the disclosure on page 80 of Amendment No. 1 has been revised.

* * * * * *

Should any members of the Staff have any questions regarding the foregoing, please feel free to contact the undersigned at (212) 403-1381.

Sincerely,

/s/ Nicholas G. Demmo, Esq.

cc:	Jon W. Bilstrom, Esq., Comerica Incorporated

Thad A. Schaefer, Esq., Comerica Incorporated